BALDWIN
Baldwin Piano & Organ Company
422 Wards Corner Road
Loveland, Ohio 45140-8390

(513) 576-4500


FOR IMMEDIATE RELEASE
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LOVELAND, OHIO, JULY 24, 1996 - Baldwin Piano & Organ Company reports net earnings of $.7 million ($.22 per share) in the second quarter of 1996, as compared to $.8 million ($.24 per share) in 1995. Net sales were 15% lower compared to last year, $26.1 million versus $30.7 million.

Two-thirds of the sales decline resulted from reductions in contract furniture and contract music as Baldwin executed its plan to shift focus away from these non-strategic businesses. As expected, unit sales in the acoustic piano category also declined during the second quarter reflecting the final impact of the consolidation of the Baldwin and Wurlitzer dealer networks.

The Company's operating profit was $1.9 million for the second quarter, unchanged compared to the same period in 1995. Lower gross profit was offset by a strong performance in the Consumer Finance segment and lower selling, general and administrative expense, primarily related to the Baldwin and Wurlitzer dealer network consolidation. Interest expense was higher in the 1996 quarter as a result of higher inventory levels in anticipation of second half sales. The net effect is that net earnings were 10% lower than those reported in the second quarter of 1995.

For reasons similar to those describing the second quarter, net earnings for the first six months of 1996 decreased 13% to $1.4 million ($.42 per share) from $1.6 million ($.48 per share) in 1995. Net sales for the first six months of 1996 decreased 12% to $53.2 million from $60.4 million in 1995.

                              Three Months Ended       Six Months Ended
(in thousands, except              June 30,                 June 30,
 net earnings per share)       1996       1995          1996       1995
                               ----       ----          ----       ----
Net sales                     $26,139   $30,688        $53,286   $60,448
Cost of goods sold             20,219    23,852         42,091    47,168
                              -------   -------        -------   -------
     Gross profit               5,920     6,836         11,195    13,280
Income on the sale of
  installment receivables       1,474     1,187          2,934     2,376
Interest income on
  installment receivables         341       201            649       407
Other operating income            947       859          1,806     1,772
Selling, general and
  administrative expenses      (6,826)   (7,222)       (13,152)  (14,182)
Interest expense                 (657)     (503)        (1,182)   (1,025)
                              -------   -------        -------   -------
     Earnings before
       income taxes             1,199     1,358          2,250     2,628
Income taxes                      449       527            816       982
                              -------   -------        -------   -------
     Net earnings             $   750   $   831        $ 1,434   $ 1,646
                              =======   =======        =======   =======
Net earnings per share           $.22      $.24           $.42      $.48
                                 ====      ====           ====      ====
Average number of
  shares outstanding            3,419     3,415          3,417     3,415
                                =====     =====          =====     =====

Baldwin Piano & Organ Company has manufactured and marketed keyboard musical products over 130 years. The market leader of acoustic pianos in the United States, Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.


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CONTACT:  Charles Juengling  (513) 576-4522